

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Robert D. Ravnaas
Chief Executive Officer and Chairman of the Board
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, TX 76102

> **Re: Kimbell Royalty Partners, LP**
> **Registration Statement on Form S-3**
> **Filed September 27, 2023**
> **File No. 333-274726**

Dear Robert D. Ravnaas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Jason Rocha